Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES
RESULTS OF SHAREHOLDER MEETING

  Toronto, ON – June 25, 2020. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to report that the nominees listed in the management proxy circular dated May 12, 2020 (the “Circular”) for the Annual General Meeting of Shareholders held today in Toronto (the "Meeting ") were elected as directors of the Company. Detailed results of the vote for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
David D. Cates	235,503,922	85.12	41,152,817	14.88
W. Robert Dengler	274,895,548	99.36	1,761,191	0.64
Brian D. Edgar	275,106,444	99.44	1,550,295	0.56
Ron F. Hochstein	224,143,579	81.02	52,513,160	18.98
Jun Gon Kim	236,167,648	85.36	40,489,091	14.64
Jack O.A. Lundin	235,221,069	85.02	41,435,670	14.98
Catherine J.G. Stefan	275,005,584	99.40	1,651,155	0.60
Patricia M. Volker	274,940,219	99.38	1,716,520	0.62

The Company is also pleased to report that all other items of business presented to its shareholders at the Meeting, as more particularly described in the Circular, were approved.

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results filed under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to the Wheeler River project, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering over 250,000 hectares. Denison's interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.57% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD‐LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; and expectations regarding the terms and continuity of, and revenues from, the UPC management contract.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.